United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Remuneration Payment on CVRD’s Shareholder Debentures

Rio de Janeiro, March 26, 2004 — Companhia Vale do Rio Doce (CVRD) informs that it will be paying distribution on its shareholder debentures of R$ 0.01206278 per debenture, amounting to a total of R$ 4,687,105.79. Income tax is levied on this payment and will be retained at source at a rate of 20%, with the exception of those institutional investors who provide proof of exemption from income tax.

The funds will be available from April 1, 2004 at CETIP (Center for the Custody and Financial Settlement of Securities) for those investors holding debentures registered on the SND (National Debenture System), and at Banco Bradesco S.A. for those whose debentures are not linked to the SND.

On March 25, 2004, the Brazilian Central Bank (BACEN) authorized the registration of debentures belonging to those foreign investors who were shareholders of CVRD at the time that these securities were issued in 1997, either as holders of American Depositary Receipts (ADRs) or through shares purchased in Brazilian equity markets, according to the norms of Resolution 1,287/87, Annex IV. CVRD will be taking measures to ensure that the registration of these debenture investments is carried out in as short a time as possible, according to the directives established by BACEN, this being essential in order for their holders to receive distribution payments and any sales proceeds should the debentures be sold on the Brazilian markets.

For further information, please contact:
 Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
 Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
 Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
 Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 29, 2004	By:	/s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer